Exhibit 99.1

Angeion Corporation
350 Oak Grove Parkway
St. Paul, MN 55127 USA
Telephone: (651) 484-4874
Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:                  Rodney A. Young, President and Chief Executive Officer, (651) 484-4874

Dale H. Johnson, Chief Financial Officer, (651) 484-4874

Angeion Corporation Reports

Continued Strong Results in Second Quarter of 2007

SAINT PAUL, Minnesota. (June 5, 2007) — Angeion Corporation (NASDAQ: ANGN) today reported results for its second quarter ended April 30, 2007.

“We saw a continuation of positive performance at Angeion in the second quarter,” Rodney A. Young, President and Chief Executive Officer commented.  “Once again we achieved strong year-over-year revenue growth in each of our three principal markets—hospitals and physician offices, clinical research, and health and fitness.”

Growth and Progress in the Second Quarter

Notable accomplishments for the quarter included:

•                  38% growth in revenue over the second quarter of 2006

•                  Double-digit year-over-year revenue growth for the twelfth consecutive quarter

•                  Seventh consecutive quarter of profitability

•                  Gross margin of 50.5% versus 48.9% in second quarter of 2006

•                  120% increase in net income over the second quarter of 2006.

Angeion reported net income of $453,000, or $0.11 per diluted share, on revenue of $10.0 million in the second quarter of 2007.  This compares to net income of $206,000, or $0.05 per diluted share, on revenue of $7.2 million in the second quarter of 2006.  Net income in the second quarter of 2006 included a gain from discontinued operations of $175,000 or $0.04 per diluted share.

— More —

For the six months ended April 30, 2007, Angeion reported net income of $942,000, or $0.22 per diluted share, on revenue of $20.6 million.  This compares to net income of $288,000, or $0.08 per diluted share, on revenue of $14.1 million for the same period of 2006.  Net income for the six months ended April 30, 2006, included a gain from discontinued operations of $171,000 or $0.05 per diluted share.

“Sales of our MedGraphics products to hospitals, clinics and physicians offices as well as to clinical research customers continued to be strong, particularly in the international markets,” Young said.  “It is notable that MedGraphics cardiorespiratory diagnostic product revenues in the quarter grew by 20.5% over the second quarter of last year, even without the contribution of clinical research sales.  Additionally, unit sales of Client Assessment Packs, an indicator of new consumer participation in the New Leaf Active Metabolic Training™ programs, increased 56% in the second quarter compared to the same period of 2006.  For New Leaf, year-to-date unit sales have grown 54% over the first six months of our last fiscal year.  Demand for our products in all our markets contributed to our twelfth consecutive quarter of double-digit revenue growth and seventh consecutive quarter of profitability.”

The Company also noted two important events in the quarter—the opening of a Medical Graphics European branch office in Milan, Italy, and an agreement with Garmin International enabling integration of Angeion’s New Leaf Active Metabolic training with Garmin’s Forerunner® 305 GPS fitness device that utilizes the internet for the delivery of online programs and services to health and fitness professionals, health club partners and consumers.

Looking Ahead

“The first half of 2007 has been the best ever in our Company.  As we look forward, there are several market drivers that give us great confidence that the demand for our “breath by breath” cardiopulmonary technology will continue to grow.  These market drivers include:

•                  an increasing number of cardiopulmonary diagnostic procedures in hospitals moving to physician offices,

•                  technology advancements such as internet applications,

•                  the role of cardiopulmonary non-invasive diagnostics expanding as pre-surgical evaluations to reduce morbidity and mortally,

•                  the growing number of pharmaceutical and medical device research and development clinical studies specific to the lungs or heart which require safety and efficacy validation,

•                  increasing application for our cardiopulmonary technology as a predictor of heart failure outcomes and a diagnostic tool for disease prevention and treatment,

•                  demographic trends for obesity, aging population and cardiopulmonary disease driving increased procedure reimbursement for use of our products.”

“We expect strong year-end contributions from all areas of our business, with solid revenue from our MedGraphics hospital and physician office customers, our clinical research customers, and our New Leaf customers.  Revenue from our largest clinical research customer will continue in fiscal 2007, but at a reduced level due to the wind down of the systems installation phase of its current clinical studies.  This will affect our overall third and fourth quarter 2007 revenues and our profitability as compared with the same periods in 2006.  We expect to remain profitable in the second half of the year, however, and to report double-digit revenue growth for the year as whole.  We further expect to report increased year-over-year revenues in the second half of 2007 from both our MedGraphics hospital and physician office customers and our New Leaf customers.  In addition, we continue to pursue a number of additional opportunities with our clinical research study customers to expand our future growth outside of sales to our traditional MedGraphics hospital and physician office customers and our New Leaf customers,” Young commented.

“For the remainder of 2007, we are continuing our focus on the following initiatives:

•                  expand our international distribution and partnerships,

•                  drive sales into the growing physician office and clinic markets,

•                  maintain our industry-leading customer service and technical support,

•                  continue to gain new clinical research clients,

•                  grow our number of New Leaf health and fitness delivery sites,

•                  drive more metabolic assessments, as well as

•                  introduce new products and services to expand the breadth and depth of Angeion’s portfolio,” Young concluded.

About Angeion Corporation

Founded in 1986, Angeion Corporation acquired Medical Graphics Corporation in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems that are sold under the MedGraphics (www.medgraphics.com) and New Leaf (www.newleaffitness.com) brand and trade names.  These cardiorespiratory diagnostic systems have a wide range of applications in healthcare as well as health and fitness.  The Company’s products are sold internationally through distributors and in the United States through a direct sales force that targets heart and lung specialists located in hospitals, university-based medical centers, medical clinics and physicians’ offices, pharmaceutical companies, medical device manufacturers, clinical research organizations, health and fitness clubs, personal training studios, and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Our results may differ materially depending on a variety of factors, including: (i) our ability to successfully operate our business, including our ability to develop, improve, and update our cardiorespiratory diagnostic products, (ii) our ability to achieve constant margins for products and consistent and predictable operating expenses in light of fluctuating revenues from our clinical research customers, (iii) our ability to effectively manufacture and ship our products in required quantities to meet customer demands, (iv) our ability to successfully defend the Company from product liability claims related to our cardiorespiratory diagnostic products and claims associated with our prior cardiac stimulation products, (v) our ability to protect our intellectual property, (vi) our ability to develop and maintain an effective system of internal controls and procedures and disclosure controls and procedures, and (vii) our dependence on third-party vendors.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and any prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2006, and subsequently filed reports.

— Financials Follow —

ANGEION CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings

(unaudited, in thousands except per share amounts)

	Three Months Ended		Six Months Ended
	April 30,		April 30,
Consolidated Statements of Earnings	2007	2006	2007	2006
Revenues	$9,960	$7,212	$20,579	$14,145
Cost of goods sold	4,934	3,683	10,266	7,087
Gross margin	5,026	3,529	10,313	7,058

Operating expenses:
Selling and marketing	2,536	1,852	5,011	3,805
General and administrative	887	806	2,047	1,519
Research and development	693	571	1,368	1,054
Amortization of intangibles	190	203	385	406
	4,306	3,432	8,811	6,784
Operating income	720	97	1,502	274
Interest income	47	19	83	28
Income before taxes	767	116	1,585	302
Provision for taxes	314	85	643	185

Income from continuing operations	453	31	942	117
Gain from discontinued operations, net of $103 of taxes	—	175	—	171
Net income	$453	$206	$942	$288

Earnings per share - basic
Continuing operations	$0.11	$0.01	$0.24	$0.03
Discontinued operations	—	0.05	—	0.05
Net income per share	$0.11	$0.06	$0.24	$0.08
Earnings per share - diluted
Continuing operations	$0.11	$0.01	$0.22	$0.03
Discontinued operations	—	0.04	—	0.05
Net income per share	$0.11	$0.05	$0.22	$0.08
Weighted average common shares outstanding
Basic	3,945	3,619	3,890	3,615
Diluted	4,310	3,760	4,279	3,714

	April 30	October 31,
Consolidated Balance Sheets	2007	2006
Cash	$4,386	$4,069
Other current assets	14,787	12,821
Equipment and intangible assets	4,002	4,863
	$23,175	$21,753

Current liabilities	5,731	6,686
Long-term liabilities	647	757
Shareholders’ equity	16,797	14,310
	$23,175	$21,753

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